Exhibit 12.1
Epicept Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Three Months Ended
	Years Ended December 31,					March 31,
	2004	2005	2006	2007	2008	2009
Earnings:
Operating Loss	(7,883)	(7,499)	(65,453)	(28,689)	(25,382)	(22,487)
Fixed Charges	2,768	2,029	5,873	2,816	2,049	18,373

Earnings	(5,115)	(5,470)	(59,580)	(25,873)	(23,333)	(4,114)

Fixed Charges:
Interest Expense	2,670	1,906	5,046	1,772	1,000	8,547
Amort. of Debt	29	53	291	515	266	9,572
Rent Exp	69	70	536	529	783	254

Total of Fixed Charges	2,768	2,029	5,873	2,816	2,049	18,373

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Deficiency of earnings to fixed charges	(7,883)	(7,499)	(65,453)	(28,689)	(25,382)	(22,487)

Note 1: Ratio not provided due to deficiency in period.